UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                        ASYMETRIX LEARNING SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    045927100
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [x]     Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 045927100                          13G            Page 2 of 5 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen

-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 5,926,662 shares (1)
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  -0- shares
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  5,926,662 shares (1)
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  -0- shares
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,926,662 shares (1)

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         42.3%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

     (1) Includes 76,662 shares subject to options exercisable within 60 days of December 31, 1998.

Item 1.

         (a)      Name of Issuer:  Asymetrix Learning Systems, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           110 - 110th Avenue N.E.
                           Bellevue, Washington  98004


Item 2.

         (a)      Name of Person Filing:  Paul G. Allen

         (b) Address of Principal Business Office or, if none, Residence:

                           110 - 110th Avenue N.E. Suite 550
                           Bellevue, Washington  98004

         (c)      Citizenship:      United States

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.01 per share

         (e)      CUSIP Number:  045927100


Item 3.           Filings pursuant to Rule 13d-1(b) or 13d-2(b)

                  Not applicable.


Item 4.           Ownership

         (a)      Amount Beneficially Owned:  5,926,662 shares  (1)

         (b)      Percent of Class:  42.3%

         (c)      Number of Shares as to which Such Person has:

                   (i)   sole  power to vote or to  direct  the  vote:
                         5,926,662 shares (1)
                   (ii)  shared  power to vote or to direct  the  vote:
                         -0-shares
                   (iii) sole power to dispose or to direct the  disposition
                         of:  5,926,662  shares (1)
                   (iv)  shared  power to dispose or to direct the disposition
                         of:   -0- shares
--------------------------------

     (1) Includes 76,662 shares subject to options exercisable within 60 days of December 31, 1998.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10.          Certification

                  Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   July 2, 1999



                              /s/ Paul G. Allen
                              --------------------------------------------
                              Paul G. Allen